

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 6, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile @ (303) 222-3609</u>

Jirka Rysavy
Chairman
Real Goods Solar, Inc.
360 Interlocken Boulevard
Broomfield, Colorado 80021

Re: **Real Goods Solar, Inc.**
        Registration Statement on Form S-1
        Filed on: February 7, 2008
        File No.: 333-149092

Dear Mr. Rysavy:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Comments regarding your confidential treatment request will be sent under separate cover. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request. Please note that you should indicate on the first page of the public copy of the exhibit and in the exhibit index that certain portions of the exhibit have been omitted based upon a request for confidential treatment. You also should note that the non-public information has been filed with the Commission.

2. Also prior to the effectiveness of your registration statement, please arrange to have a representative of the Financial Industry Regulatory Authority, or FINRA, call us to confirm that FINRA has finished its review and has no additional concerns regarding the underwriting arrangements, or send us a copy of the confirmation letter you have received from FINRA.

3. We note a number of blank spaces throughout your registration statement for information that you are not allowed to omit under Rule 430A of the Securities Act, such as the anticipated price range and related information based on a *bona fide* estimate of the public offering within that range. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

4. Please correct the Primary Standard Industrial Classification Code number (8711).

5. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legal opinion and underwriting agreement. We must review these documents before the registration statement is declared effective and we may have additional comments.

6. We note that some of the comments we raise below also relate to other parts of the prospectus. Please make conforming changes to other sections of the prospectus where you discuss matters addressed by a particular comment.

7. The company may not, and should not create the impression, that it disclaims responsibility for any of the information in the prospectus. Therefore, please remove the last two sentences on the "Table of Contents" page relating to information prepared by third parties, and statements found on pages 24 and 66 that information is "for informational purposes only" or is a "general discussion", and any similar qualifications of disclosure elsewhere in the document.

Prospectus Summary, page 1
Overview, page 1

8. At the forepart of your summary, please inform the investors that Real Goods Solar, Inc. is a recently formed Colorado corporation and a wholly owned subsidiary of Gaiam, Inc., a publicly traded company. Further disclose that prior to January 29, 2008 you did not exist as a separate legal entity and have no history of operating as a stand-alone business.

9. Please provide the factual basis of your assessment that you "… are a leading residential solar energy integrator. . ." Disclose the measure by which you are ranked "number one" in California.

10. Your presentation of information in the Summary should be balanced. Therefore, please disclose your historical net revenue for the fiscal year ended December 31, 2007 ($18.9 million) as a basis for comparison to your 2006 revenue ($16.8 million). If you include the pro forma amount for 2007 ($32.7 million), clarify that this reflects the acquisition of Marin Solar and Carlson Solar as if those transactions had occurred on January 1, 2007.

11. In the third paragraph you state that you cross-market other renewable energy lifestyle products and services to the "community of customers." Please briefly elaborate on the other products and services you sell.

12. In the fourth paragraph, please provide a basis for making claims such as your solar energy systems use the "highest quality solar PV modules from industry-leading manufacturers . . ." Please make conforming changes throughout the prospectus where you address issues raised by this comment.

13. Further, please explain what "sustainable living resources" are or provide examples.

Growth Strategy, page 2

14. In the "Make a difference in the world" bullet point, please explain the basis for your estimate of energy savings.

Competitive Advantages, page 3

15. Given your narrow geographical concentration as noted in your risk factor "We derive all of the revenue from our solar energy integration services from sales in two states" on page 10, please explain the basis for your statement that "We believe we are recognized as the original and most experienced solar energy integrator."

16. In the fifth bullet point, briefly explain why your direct relationships with manufacturers are unique, and why other competitors can not also purchase direct from manufacturers. Include a more detailed explanation elsewhere in the prospectus.

17. In the last bullet point, please provide the factual basis and/or the data upon which you base your conclusion that you believe that you generate industry-leading gross margins.

Risk Factors, page 8

18. Please remove the last sentence of the introductory language to the Risk Factors section. You must describe all material risks that are presently known to you.

    We derive all of the revenue from our solar energy integration services from sales in two states, page 10

19. The risk as presented seems incomplete. Please revise to further identify the risk and the potential harm to your business. Please also tell us what consideration you have given to adding lack of business diversification as a risk factor under this or another appropriate subheading.

    Because the solar energy system installation market is highly competitive . . ., page 12

20. We note your discussion here and on page 47 regarding competition. You state that some of your competitors do not have experience, systems or capital, and that the solar energy industry is in its early stages of development, and most of the competitors are privately held companies with limited resources and operating histories. Please explain what competitive risk is posed by these companies, particularly in view of your statements regarding your long operating history and wide brand recognition.

    An increase in interest rates could make it difficult for customers to finance the cost of solar energy systems . . ., page 13

21. If your sales are materially dependent on the ability of customers to obtain credit, please identify, if known, the approximate percentage of your costumer base or your revenue that relies on such financing arrangements in order to give investors a better sense of the magnitude of this risk.

    Risk Factors Related to our Relationship with Gaiam, page 14

22. If material, please disclose risks associated with any indemnity provisions of the intercorporate services agreement or your other agreements or arrangements with Gaiam where you may have indemnification obligations relating to your past or ongoing relationship with Gaiam.

    Our historical financial information as a business conducted by Gaiam may not be representative of our results as an independent public company, page 14

23. Where possible, please provide quantitative information to enable investors to assess the magnitude of the risk, including, but not limited to, (i) costs of operating as a stand-alone company; (ii) costs relating to replacement of services

in the event of termination of the intercorporate services agreement with Gaiam; and (iii) other specific costs of which you are aware that would cause your historical pro forma financial information not to be representative of the results you would have achieved as a separate publicly-traded company, or that may cause this information not to be indicative of future results.

Our ability to operate our business effectively may suffer if we or Gaiam terminate our intercorporate services agreement . . ., page 14

24. If Gaiam can terminate the intercorporate services agreement prior to its expiration without cause, please disclose this. In addition, as you are controlled by Gaiam, please discuss, if material, the risk that Gaiam could cause you to terminate the agreement prior to its expiration when it is more in Gaiam's interest than the company's to do so.

Some of our directors and executive officers may have conflicts of interest because of their ownership of Gaiam common stock . . ., page 15

25. We note that you disclose that Gaiam does not intend to acquire solar energy businesses. Please elaborate on what type of business or technology would be complementary to both of your businesses so that investors can better understand the risk.

The market price of our Class A common stock may be volatile, . . ., page 16

26. It is not clear how the risks disclosed in the last two bullet points apply specifically to you. For example, as you currently do business only in Colorado and California, it is unclear how you would be affected by global political instability. Please revise to the extent necessary to explain how these factors affect you with more specificity, or remove.

Information regarding forward-looking statements, page 19

27. Please remove references to the Private Securities Litigation Reform Act, as it does not apply to statements made in connection with an IPO. Please see Securities Act Section 27A(b)(2)(D).

Use of Proceeds, page 20

28. Other than the portion of the net proceeds which will be used to repay Gaiam ($19.8 million), you do not provide a reasonable account of the use of the remaining proceeds. We note that you also do not make provisions for payment of the expenses related to the offering.

- Please explain the numerous factors that you refer to in the last sentence of the second paragraph.

- Further, to the extent that in your amended filing you will not provide a reasonably detailed account of all of the net proceeds of the offering, in accordance with Item 504 of Regulation S-K incorporate in your disclosure a brief discussion of the principal reasons for the offering.

Capitalization, page 21

29. Please tell us why you have disclosed deferred tax assets and deferred tax liabilities as part of your capitalization table.

Unaudited Pro Forma Consolidated Balance Sheet, page 25

30. It appears that your unaudited pro forma consolidated balance sheet does not include all of the assets of Carlson Solar as disclosed in the Carlson Solar balance sheet found on page F-32. Please revise your pro forma balance sheet to clearly set out Carlson Solar's historical assets and liabilities and the adjustments to those balances which brings you to the pro forma amounts. In this regard, we would expect to see an adjustment which relates to the allocation of the purchase price and a corresponding footnote which clearly sets out the allocation of the purchase price of Carlson Solar. In part, the footnote should clearly disclose the nature of the intangibles and goodwill you have acquired and what factors contributed to this portion of your purchase price being allocated to goodwill and intangibles. Additionally, if this purchase price allocation is preliminary, please clearly disclose that fact. Please refer to Rule 11-02 of Regulation S-X.

31. Please clearly indicate in a footnote why you are recording an adjustment to minority interest as part of your acquisition of Carlson Solar.

Unaudited Pro Forma Consolidated Statement of Operations, page 26

32. We are unable to reconcile income tax expense for Marin & Carlson of $352 to the statement of operations for each company found later in this registration statement. Please advise or revise.

33. We note you have recorded an adjustment related to general and administrative expense and income tax benefit for amortization of marketing-related intangibles. Please clearly disclose in your footnote the assumptions used in this calculation, including the income tax rate and why you believe this rate is reasonable.

34. Please ensure you have included all appropriate adjustments and have clearly explained the adjustments in footnotes to the pro forma financial statements as required by Article 11-02(b)(6).

Management's discussion and analysis of financial condition and results of operations, page 29

Mergers and Acquisitions, page 29
Carlson Solar, page 30

35. Please identify the amount of the "certain" liabilities you assumed from Carlson Solar.

Critical Accounting Policies and Estimates, Goodwill, page 30

36. Because goodwill represents such a significant portion of your assets and you have indicated that "the annual process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment…" please amend your filing to clearly identify and quantify the specific factors you use in your goodwill impairment analysis. If appropriate, please also disclose what impact a change in these estimates may have on your analysis.

Critical Accounting Policies and Estimates, Stock-Based Compensation, page 31

37. We note your reference to the independent valuation firm. Please name these experts and provide their consents as required by Section 436(b) of Regulation C or delete your reference to them.

Results of Operations, page 32

38. We note that your revenue has increased as a result of the November 2007 Marin Solar acquisition and increased penetration in existing markets. Please quantify the amounts of the revenue increase that are attributable to each of these items. Similarly, with regard to your comparison of the year ended December 31, 2006 to December 31, 2005, please disclose the amount of the increase in your revenue that was attributable to increased sales in California versus the launch of your installations in Colorado. In general, when you cite multiple reasons for material fluctuations in financial statement line items in MD&A, you should quantify the amount of the fluctuation that is attributable to each cause.

Liquidity and Capital Resources, page 33

39. You state that part of your capital needs arise from replacement, expansion and improvements to your "infrastructure." If you anticipate any material capital expenditures, please disclose them as required by Item 303(a)(2) of Regulation S-K.

Contractual Obligations, page 35

40. Please tell us what consideration you have given to filing the operating leases and service agreements that are included in this table as exhibits to the registration statement, as required by Item 601(b)(10) of Regulation S-K.

Business, page 38
Introduction, page 38

41. In the third paragraph you state that you believe to have the lowest customer acquisition costs in the industry. Given the highly fragmented nature of the industry you operate in, please provide some basis for this assessment.

42. On the second paragraph of your Sales and Marketing discussion on page 45, you state that your "… customer service staff is trained in cross-selling of . . ." your products. We note that in other parts of the prospectus you mention products other than solar panels without identifying what they are. In accordance with Item 101(c)(1)(i) of Regulation S-K please identify these products. If the sales of these products, or any class of similar products or services exceed 15% of your revenue, then disclose the amount or percentage of revenue that these products contributed over the last three years, as required by Item 101(c)(1) of Regulation S-K. In addition, please disclose, where appropriate, the number of professional staff dedicated to customer service.

Services, page 43

43. In the first paragraph you refer to your customer's unique needs and circumstances. Please expand your discussion to identify such unique circumstances (for example whether they relate to installment configuration and implementation or the custom manufacturing of PV modules or inverters).

44. In the middle of the first paragraph you refer to your analytical tools. Please explain what they are.

45. In the second paragraph you state that your engineering professionals design the solar energy systems. Please expand your discussion to further elaborate on what is involved in the design process. We note that in your discussion of Employees on page 48 you do not break down categories of employees. If the design is an essential part of the service that you provide and you have a dedicated team of engineering professionals involved in such process, please make the appropriate disclosures to provide the investors with a better understanding of your business processes.

46. Please disclose whether the solar PV modules and inverters are standard products or whether they have to be customized per the customer specifications.

47. In the last paragraph you explain the payment terms for the solar energy systems. In Note 2 to the financial statement on page F-7, you discuss the items that you and Gaiam keep in inventory. We further note your discussion regarding Liquidity and Capital Resources on page 33 where you state that you use working capital to fund the purchase of the solar energy system components. In an appropriate section of the Business discussion, please explain your industry practices related to the working capital items. See Item 101(c)(1)(vi) of Regulation S-K.

Solar Energy Systems, page 43
Warranty Terms, page 44

48. Please disclose whether the manufacturer's warranty of solar PV modules is handled directly by the manufacturer and whether you have a role, if any, in handling product warranty claims.

Sales and Marketing, page 45

49. Under "Competitive Advantages" in the Summary and on page 40, you state that your business model gives you a "unique cross-marketing advantage" through your catalog and Internet sales, visitors to the Solar Living Center and existing customers. Other than with respect to the Solar Living Center, it is unclear how any of these channels is 'unique'. Please explain what makes your marketing unique and gives you a competitive advantage in this section.

50. At the beginning of the second paragraph you state that you perform certain complementary services. Please describe what they are.

51. In the third paragraph, you refer to the utilization of "a focused customer qualification process." Please describe this process and what it involves.

52. In the first paragraph on page 47, you refer to the Solar Living Center as "a world-famous demonstration site for the technology and culture of solar living." Please provide some basis for making this assertion, or otherwise refrain from making subjective statements.

Customers, page 47

53. Please consider providing the investors with an understanding of the respective percentage of revenues derived from residential and commercial customers. We note that the size of projects for commercial customers appears to be significantly larger than for residential.

Suppliers, page 47

54. We note your disclosure in the risk factor "We depend upon a limited number of suppliers for the components used in our solar energy systems" on page 11. Please expand your discussion in this section to address whether, if you were to lose one of your suppliers, you would be likely to find a suitable replacement and the effect that the process may have on your business.

55. Based on your disclosures in the risk factor "Shortages in the supply of silicon could adversely affect the availability and cost of the solar PV modules used in our solar energy systems" on page 12, please identify silicon as the basic raw material used in the manufacturing of the solar PV modules and how shortage of its supply affects your business.

56. Please discuss whether you have any agreements for the supply of the modules, inverters and other components you sell and service.

Competition, page 47

57. In accordance with Item 101(c)(1)(x) of Regulation S-K, please discuss your competitive position in the California and Colorado markets.

Regulations, page 47

58. In accordance with Item 101(c)(1)(xii) of Regulation S-K, please disclose whether your business is subject to compliance with any laws and regulations regarding the environment and the impact that such compliance may have on your business.

Intellectual Property, page 48

59. We note that in your Corporate Information discussion on page 4, you list "Real Goods Solar" and "Real Goods Renewables" as two of your tradenames. Please include them in your Intellectual Property discussion. Further, in accordance with Item 101(c)(1)(iv) of Regulation S-K, please discuss the importance of the duration and effect that these trademarks have on your business. We note your discussion throughout the prospectus regarding the importance of brand recognition.

Management, page 49
Officers and Key Employees, page 492

60. You state that Mr. Schaeffer has served as your Chief Executive Officer since 1986. Since you also disclose that the business did not exist as a separate entity within Gaiam until January 2008, please identify the legal entity for which Mr. Schaeffer served as Chief Executive Officer.

61. Please clarify Ms. Valentine's business experience for the last five years. It is unclear whether she was employed by NTT Communications after the acquisition of Verio or in what capacity.

Non-Management Directors, page 50

62. For Mr. Argyropoulos, briefly describe his business experience during the past five years, including his principal occupations and employment and the name and the principal business of any corporation or other organization in which his occupations and employment were carried on.

63. Please expand the business experience of Mr. Nark to cover the period from January 2006 through August 2007.

Executive Compensation, page 52
Compensation Discussion and Analysis, page 52

Overview of our Compensation Program and Philosophy, page 52

64. In the fourth paragraph you state that a number of factors related to the company's performance are taken in consideration for purposes of making compensation decisions. Please disclose the extent that individual performance is judged through achievement of individual performance goals prior to making any compensation decisions. In this regard, we note disclosure under "Base Salary" that individual performance is one factor considered in determining base salary.

65. In the fifth paragraph, based on your disclosure it seems that your chief executive officer will not determine the compensation of any named executive officer. To the extent this is true, and for purposes of removing any ambiguities, please include a similar disclosure in your prospectus.

Elements of Our Compensation Program, page 52

66. Please identify the performance goals and thresholds you refer to in your discussion of Annual Incentive Bonus, as they appear to be material in determining the amount of bonus to be paid.

67. With respect to the Long-Term Incentive Compensation, please expand your discussion to fully inform the investors about the substance of the compensation committees' decisions resulting in the issuance of the awards.

68. In the two paragraphs preceding the Summary Compensation Table, you discuss the committee's consideration of the elements of compensation taken as a whole and individually; however, your discussion does not seem to address how the

amounts paid or awarded under one compensation element affect the decisions you make regarding amounts paid or awarded under other compensation elements. Consistent with Item 402(b)(1)(vi) of Regulation S-K, please place in context how and why the determinations made by the compensation committee with regard to one compensation element may or may not have influenced decisions the compensation committee made with respect to other compensation elements it considered or awarded.

69. With respect to options granted pursuant to the Incentive Plan, please provide a brief description of the vesting terms. To the extent that the vesting of the options is accelerated in connection with a change of control event, please describe the basis for selecting particular events as triggering payment (i.e. single vs. double trigger acceleration).

Summary Compensation Table, page 53

70. Please tell us where and how you accounted for the company's matching contributions under the 401(k) plan. Please see Item 402(c)(2)(ix) of Regulation S-K and related Instruction. We note your Generally Available Benefit Programs discussion on page 57.

Grants of Plan-Based Awards, page 54

71. Please explain why the Option Awards set forth in the Summary Compensation Table for Ms. Valentine are missing from the grants of Plan-Based Awards table. We make the same observation in the Outstanding Equity Awards at Fiscal Year-End table on page 54.

Employment, Change of Control and Severance Arrangements, page 55

72. To the extent required by Item 601(b)(10) of Regulation S-K, please file as exhibits the non-competition agreement referred to in this section.

Certain Other Plans and Arrangements, page 55

The Real Goods 2008 Long-Term Incentive Plan, page 55

73. In the second paragraph you state that the board of directors is expected to designate the compensation committee to administer the Incentive Plan; however, on the last sentence of the second paragraph on page 56 you state that the compensation committee will administer the plan and its decisions will be final and conclusive. Please revise your disclosures for consistency.

Generally Available Benefit Programs, page 57

74. In the second paragraph we note your bracketed statement that suggests that some of the benefits may be provided by Gaiam. Please identify clearly the benefits to be provided by Gaiam and the plans pursuant to which these benefits may be provided.

Relationship with Gaiam, page 58

75. To the extent applicable, please discuss the terms of the agreement pursuant to which Gaiam transferred the business to you in exchange for 10,000,000 shares of Class B common stock, as well as any provisions which have survived the transfer of the assets, including indemnification provisions.

76. Please disclose, if true, that these agreements were not negotiated at arms' length, and may not reflect terms that would be negotiated between independent parties.

Intercorporate Services Agreement, page 58

77. Please provide information on the material terms of the Intercorporate Services Agreement, including, but not limited to, its duration, the circumstances, if any, under which Gaiam may unilaterally terminate the agreement, and the anticipated amounts that you will be contractually obligated to pay Gaiam for its rendered services. The additional disclosure will allow the investors to understand the level and extent of your dependency on Gaiam and, to the extent material, your financial obligation to Gaiam during the term of the Intercorporate Services Agreement.

Tax Sharing and Indemnification Agreement, page 58

78. Your disclosure here indicates that you will enter into a tax sharing and indemnification agreement on or before the completion of this offering. Your disclosure on page F-9 indicates that you have already entered into a tax sharing agreement with Gaiam. Please clarify for us if these are separate agreements.

79. Please disclose the length of the indemnity provisions under the Tax Sharing and Indemnification Agreement as well as any limits imposed on such indemnification obligations.

Description of our capital stock, page 61

80. Please include a brief description of the material terms of the warrants, including when they become exercisable and when they expire.

Anti-Takeover Effects of our Articles of Incorporation and Bylaws, page 62

81. Your discussion does not seem to be fully responsive to the requirements of Item 202(a)(5) of Regulation S-K. Please elaborate on how the provisions of your articles of incorporation and bylaws could delay, defer or prevent a change in control or similar extraordinary corporate transaction.

Underwriting, page 68

82. To the extent known by you, describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by you or your directors, executive officers or shareholders before the expiration of the lock-up period.

83. We note your disclosure regarding passive market making before the commencement of offers and sales of your Class A common stock on NASDAQ. Since this is the company's initial public offering, this disclosure appears to be in error. Please revise.

Financial Statements

Consolidated statement of operations, page F-4

84. Your disclosures on page 38 indicate that you generate revenues from services provided to your customers and the sale of solar products. Please tell us what consideration you gave to the income statement requirements of Rule 5-03(b) of Regulation S-X.

Notes to consolidated financial statements
1. Principles of Consolidation, Organization and Nature of Operations, page F-7

85. We note your disclosure in footnote 11 – Subsequent Events indicating that you have an 88.4% ownership in a subsidiary which acquired Carlson Solar. Please revise your filing to include your accounting treatment for the ownership interest in this subsidiary.

2. Significant Accounting Policies
Inventory, page F-7

86. Your disclosure indicates that, "Gaiam owns inventory to fulfill catalog and ecommerce sales…" Please tell us and revise your filing to clarify under what circumstances Gaiam owns inventory and how you account for this activity.

Revenue Recognition, page F-8

87. We note from your disclosure on page 43 and elsewhere in this registration
statement that you provide maintenance and monitoring of your systems after they
have been installed. Please tell us how you account for the revenues associated
with these activities.

4. Payable to Gaiam, page F-12

88. Based on your disclosure here and on page 20 it appears that your intercompany
debt with Gaiam has historically been interest free. Please enhance your
disclosure to address the additional disclosures discussed in the response to
question 4 of SAB Topic 1B:1.

9. Mergers and Acquisitions, page F-16

89. We note that you have currently allocated $3.3 million of the total estimated
purchase price of Marin Solar to goodwill and intangible assets. Please expand
your disclosures to provide a description and allocation of the intangible assets
and a description of the factors that contributed to this very significant portion of
the purchase price being allocated to goodwill.

Financial Statement Schedule II, page F-18

90. Please include a roll forward of your warranty reserve or include the disclosure in
a footnote to your financial statements.

Part II

Information Not Required in the Prospectus, page II-1

Indemnification of Directors and Officers, page II-1

91. Please describe the "certain circumstances" pursuant to which your articles of
incorporation eliminate the personal liability for monetary damages. Further,
disclose whether any actions or inactions by the directors or officers would reduce
or deny the directors or officers such indemnification protection.

Recent Sales of Unregistered Securities, page II-1

92. In accordance with Item 701 of Regulation S-K, please discuss the issuance of
options following the assumption of the Gaiam options. Identify the exemption
claimed, as well as the factual basis for the exemption.

93. To the extent that the warrants issued in connection with the acquisition of Marin
Solar and Carlson Solar were covered under separate agreements (outside of the
Stock Purchase Agreement and the Asset Purchase Agreements identified as
Exhibits 10.2 and 10.3, respectively), please file the warrant agreements as
exhibits to the extent required by Item 601(b)(10) of Regulation S-K.

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the

securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melinda Hooker, Accountant at (202) 551-3732 or John Cash, Accounting Branch Chief at (202) 551-3768, if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Thomas R. Stephens, Esq. (via facsimile @ (303) 592-3140)
        Bartlit Beck Herman Palenchar & Scott LLP
        1899 Wynkoop Street, 8th Floor
        Denver, Colorado 80202